

December 17, 2010

Gesner José De Oliveira Filho
Chief Executive Officer
Rua Costa Carvalho, 300
05429-900 São Paulo, SP, Brazil

      Re: Basic Sanitation Company of the State of São Paulo-SABESP
              Form 20-F
              Filed July 15, 2010
              File No. 000-31317

Dear Mr. Oliveira Filho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us what consideration you gave to SEC Release No. 33-9106 in regards to providing disclosures regarding climate change matters. If, upon further consideration, you believe that additional disclosure may be required in future filings, please show us what that disclosure will look like.

Item 4. Information on the Company, page 21

Item 4.B. Business Overview, page 31

2.   We note your disclosure on page 41 of revenues by geographic market. In future filings, please revise this disclosure to include revenues by category of activity (i.e., water supply services and sewage services), as well. Refer to Item 4.B.2 of Form 20-F. Please show us what that disclosure will look like. In addition, in future filings, please provide the disclosure required by Item 4.B.5 of Form 20-F. Please show us what that disclosure will look like.

Item 5. Operating and Financial Review and Prospects, page 58

Item 5.D. Trend Information, page 74

3.   Please tell us why you have indicated that this section is not applicable to you. If, upon
        further consideration, you determine that this section is applicable to you, please provide
        this disclosure in future filings and show us what that disclosure will look like.

Item 6. Directors, Senior Management and Employees, page 74

Item 6.B. Compensation, page 79

4.   We note that you disclose information regarding the compensation of your directors,
        fiscal council members and executive officers on a group basis. However, we also note
        your disclosure that you are periodically required by Brazilian law to disclose certain
        compensation information on an individual basis. Please confirm that, in future filings,
        you will disclose such compensation information on an individual basis to the extent that
        you are required to do so by Brazilian law. Refer to Item 6.B.1 of Form 20-F.

5.   Please provide a brief amount of background information regarding the members of the
        fiscal council. Please show us what that disclosure will look like.

Item 7. Major Shareholders and Related Party Transactions, page 81

Item 7.A. Major Shareholders, page 81

6.   In future filings, please provide the disclosure required by Item 7.A.2 of Form 20-F.
        Please show us what that disclosure will look like.

Item 10. Additional Information, page 101

Item 10.A. Memorandum and Articles of Association, page 101

7.   In future filings, please provide the disclosure required by Item 10.B.6 of Form 20-F.
        Please show us what that disclosure will look like.

Item 15. Controls and Procedures, page 114

8.   We note your disclosure that "even effective controls and procedures can only provide
        reasonable assurance of achieving their control objectives." Please supplementally
        clarify whether your principal executive officer and principal financial officer concluded
        that your disclosure controls and procedures were effective at the reasonable assurance
        level and whether your disclosure controls and procedures were designed at the

reasonable assurance level. In addition, in future filings please revise your disclosure to clarify this issue or, alternatively, remove any reference to the level of assurance of your disclosure controls and procedures. Please show us what that disclosure will look like. Refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

Item 16.F. Change in Registrant's Certifying Accountant, page 116

9.   In your Form 6-K submitted on June 23, 2008 you disclosed Deloitte Touche & Tohmatsu was replaced with PricewaterhouseCoopers starting with the review of the second quarter 2008 financial statements. Since there was a change in your certifying accountant within your two most recent fiscal years, please revise to provide the disclosure required by this item.

Item 18. Financial Statements, page F-1

Note 2.2 Proportional consolidation, page F-10

10.   Please expand your disclosure to include the aggregate amounts of assets, liabilities, income and expenses related to your interest in SESAMM as well as any contingent liabilities and commitments. Please refer to paragraphs 54 -56 of IAS 31.

Note 3.1.4 Reconciliations between Brazilian GAAP and IFRS, page F-25

11.   Please explain to us the recognition of the fair value margin on the concession intangible assets including how you determined the amount of the adjustment.

Note 11. Intangible Assets, page F-51

12.   We note your disclosure on page F-14 that you recognize the fair value of construction as revenue when the infrastructure is built. Please expand your disclosure to state the amount of revenue and profits or losses recognized when exchanging construction services for an intangible asset for each period presented. Reference is made to IFRIC 12 and paragraphs 39 to 45 of IAS 11.

13.   You disclose in Note 1 on page F-9 that there are concessions with indefinite terms. Please revise to provide the disclosure set forth in paragraph 122 of IAS 38 for intangible assets with an indefinite useful life or explain to us why you are not required to provide this disclosure.

Note 15. Deferred Income Taxes, page F-67

14.   We note the transfer of property, plant and equipment to intangible assets – concession rights and your application of the transitional provisions of IFRIC 12. Please explain to us your characterization of the deferred income tax liability "revaluation" of concession intangible assets.

Note 18. Equity, page F-81

15.   Please expand your disclosure to describe the purpose of the legal and capital reserves. Refer to paragraph 79(b) of IAS 1.

Note 20. Operating Segments, page F-83

16.   Please expand your disclosure to clarify the factors used to identify your reportable segments and state whether operating segments have been aggregated. Please refer to paragraph 22 of IFRS 8.

17.   We note the disclosure of the significant adjustment "Adjustments to IFRS" used in your reconciliation of segments' revenues to the consolidated revenues as presented in the income statements. Please tell us in more detail the nature of the adjustment and clarify your disclosures.

18.   Please provide information about the extent of your reliance on major customers. Where revenues from transactions with a single external customer are 10% or more of your revenues, please disclose this fact as well as the total amounts of revenues from each such customer identifying the segments reporting the revenues. Please refer to paragraph 34 of IFRS 8.

Note 23. Financial Expenses and Income, page F-86

19.   We note your financial statements have been prepared under the historical cost convention as adjusted for inflation during the hyperinflationary period through December 31, 1997. We also note your disclosure on pages 60 and 66 indicating that all of your real-denominated debt provides for inflation-based increases. Please explain to us the "monetary indexation" adjustments reflected here on loans and financing, provision for contingencies and financial income gains for the fiscal years ended December 31, 2009 and 2008. To the extent that all of these adjustments are required by specific agreements that currently compensate for changes in prices, please clarify that fact.

Item 19. Exhibits, page 119

20.   Please confirm that you will file as a material contract the November 17, 20008 amendment to the December 11, 2001 agreement with the State of São Paulo, or tell us why you are not required to do so.

Exhibits 12.1 and 12.2

21.   In future filings, please delete the title of the officer from the first line of each certification. Please also confirm that the inclusion of your CEO's title and CFO's title was not intended to limit the capacity in which these individuals provided the certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me, at (202) 551-3377 with any other questions.

                                                    Sincerely,

                                                    Andrew Mew
                                                    Accounting Branch Chief